EXHIBIT 12.1

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Six Months Ended March 31, 2012			Fiscal Year Ended October 1, 2011
(dollars in millions)	Actual	Pro Forma Adjustments(2)	Pro Forma	Actual	Pro Forma Adjustments(2)	Pro Forma
Earnings:
Income (loss) from continuing operations before income taxes	$500	$28	$528	$1,074	$54	$1,128
Add: Fixed charges	139	(28)	111	305	(54)	251
Add: Amortization of capitalized interest	2	—	2	4	—	4
Less: Capitalized interest	(6)	—	(6)	(9)	—	(9)

Total adjusted earnings	635	—	635	1,374	—	1,374
Fixed Charges:
Interest	80	(20)	60	191	(41)	150
Capitalized interest	6	—	6	9	—	9
Amortization of debt discount expense	21	(8)	13	44	(13)	31
Rentals at computed interest factor (1)	32	—	32	61	—	61

Total fixed charges	$139	$(28)	$111	$305	$(54)	$251
Ratio of Earnings to Fixed Charges	4.57		5.72	4.50		5.47

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.
(2)	The ratio of earnings to fixed charges for the six months ended March 31, 2012 and fiscal year ended October 1, 2011 have been adjusted on a pro forma basis to give effect to the offer and sale of the $1.0 billion aggregate principal amount of Tyson Foods, Inc.’s 4.500% Senior Notes due 2022 and the use of the net proceeds to repurchase $810.0 million of outstanding aggregate principal amount of Tyson Foods, Inc.’s 10.50% Senior Notes due 2014, as if such events occurred on October 2, 2011 and October 3, 2010, respectively. The pro forma ratio excludes the estimated anticipated pre-tax loss on the repayment of the 2014 notes of $170 million.